Key Characteristics of Our Organization

Over Seventy-Five Years of Investment Experience

Dodge & Cox was founded in 1930. We have a stable and well-qualified team of investment professionals, most of whom have spent their entire careers at Dodge & Cox.

Independent Organization

Ownership of Dodge & Cox is limited to active employees of the firm. Currently there are 69 shareholders and 192 total employees.

One Business

Dodge & Cox provides domestic, international and global equity, fixed income, and balanced account management.

Single Office Location

We maintain close communication among our investment professionals by operating from one office in San Francisco.

Independent Research Staff

Thorough fundamental analysis of each investment allows us to make independent, long-term decisions for our clients' portfolios.

Reasons for Long-Term Optimism

March 31, 2009

While we acknowledge the challenges facing the global economy, there are a number of factors that strengthen our convictions about the positive prospects for equity returns over the long term.

Resilient Economy

- Long-term growth has continued despite wars, flu pandemics, high inflation and unemployment, labor unrest, and terrorist attacks.
- Pessimism during these periods becomes pervasive, providing the best investment opportunities.

Government Policy Response

- U.S. and foreign governments are providing significant monetary and fiscal stimulus.
- Integration of the global economy continues.

Company Management Response

- Companies are reducing costs, improving processes, and reacting quickly.
- Survivors should be better positioned and more profitable when the economy turns around.

Attractive Valuations

- Valuations for many companies are at multi-year lows.
- Expanding valuations may provide an additional component of future returns when the economy does stabilize.

Backdrop for Long-Term Growth

- The powerful forces behind global economic growth remain in place—technological innovation and growth in the developing world.
- We are looking for companies that may participate in this long-term opportunity.

A Long-Term View of Dodge & Cox

March 31, 2009

While 2008 was one of the most disappointing years in our firm's 78-year history, we remain confident that our enduring, price-disciplined investment approach will reward our clients in the years ahead.

Proven Long-Term Track Record

- We have built significant value over the past ten-and twenty-year periods, despite underperforming during the recent past.
- Maintaining our investment approach through past periods of underperformance (e.g., 1988–1991 and 1995–99) was crucial to our long-term success. We are persisting with our approach through this period as well.

Proven Investment Approach

- While we remain committed to our investment approach during this period of extreme volatility and limited liquidity, we continue to learn and make adjustments.
- Equity and fixed income analysts are reviewing, updating and stress-testing the financial models for each of our holdings.
- We monitor changing relative valuations across our investment universe to find the best opportunities.

Experienced Investment Team

- Average tenure at Dodge & Cox for the members of our five Policy Committees is 18 years.
- Our teams have successfully navigated past challenging periods.
- The experience and continuity of our teams helps us look beyond short-term concerns to long-term opportunities.

Independent Organization

- Our firm—in existence since 1930—is independently owned by active employees. We have no debt.
- Employee count has been kept low historically, and we have no need for layoffs. We continue to hire research analysts.
- Independence gives us staying power to stick with our convictions and maintain our focus on the long term.
- Our objective is to provide high-quality investment management services to our clients.

Team Approach to Decision Making


Client & Portfolio Managers
Investment Policy Committee
9 Senior Members
of the Firm
24 Research Analysts
Sector Committees

Implementation

- Portfolio Objectives
- Policy Statement
- Monitoring & Evaluations

Decision

- Approve Buy/Sell List
- Industry & Company Weightings
- Sector Allocation

Research

- Industry Analysis
- Company Analysis
- Advocate Investment Ideas

Team Approach to Decision Making

March 2009


Dodge & Cox Funds
Investment Policy Committee
9 Senior Members of the Firm
24 Research Analysts
Sector Committees

Implementation

- Portfolio Objectives
- Policies
- Restrictions

Decision

- Approve Buy/Sell List
- Industry & Company Weightings
- Sector Allocation

Research

- Industry Analysis
- Company Analysis
- Advocate Investment Ideas

Team Approach to Decision Making

March 2009



Client & Portfolio Managers
Investment Policy Committee
9 Senior Members of the Firm
24 Research Analysts
Stock Selection
Sector Committee

Implementation

- Portfolio Objectives
- Policy Statement
- Monitoring & Evaluations

Decision

Equities

- Approve Buy/Sell List
- Industry & Company Weightings

Fixed Income

- Duration
- Lower Rated Securities
- New Types of Bonds

Balanced

- Asset Allocation

Research

- Industry Analysis
- Company Analysis
- Advocate Investment Ideas

Team Approach to Decision Making

March 2009



24 Research Analysts
Investment Policy Committee
9 Senior Members of the Firm
Client & Portfolio Managers
Sector Committees

Research	Decision	Implementation
▪ Industry Analysis	▪ Approve Buy/Sell List	▪ Portfolio Objectives
▪ Company Analysis	▪ Industry & Company Weightings	▪ Policy Statement
▪ Advocate Investment Ideas	▪ Sector Allocation	▪ Monitoring & Evaluations

Team Approach to Decision Making

March 2009


24 Research Analysts
Investment Policy Committee
9 Senior Members of the Firm
Client & Portfolio Managers

Sector Committees

- Technology-Media-Telecom (TMT)
- Healthcare/Consumer
- Finance/REITS
- Industrials/Materials

Research

- Industry Analysis
- Company Analysis
- Advocate Investment Ideas

Decision

- Approve Buy/Sell List
- Industry & Company Weightings
- Sector Allocation

Implementation

- Portfolio Objectives
- Policy Statement
- Monitoring & Evaluations

Team Approach to Decision Making

March 2009


24 Research Analysts
Investment Policy Committee
9 Senior Members of the Firm
Client & Portfolio Managers
Sector Committees
▪ Technology-Media-Telecom (TMT)
▪ Healthcare/Consumer
▪ Finance/REITS
▪ Industrials/Materials

Research

- Industry Analysis
- Company Analysis
- Advocate Investment Ideas

Decision

Equities

- Approve Buy/Sell List
- Industry & Company Weightings

Fixed Income

- Duration
- Lower Rated Securities
- New Types of Bonds

Balanced

- Asset Allocation

Implementation

- Portfolio Objectives
- Policy Statement
- Monitoring & Evaluations